Exhibit 12

LEVI STRAUSS & CO. AND SUBSIDIARIES

Statements re: Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	November 30,		November 25,		November 26,		November 27,		November 28,
	2008		2007		2006		2005		2004
	(Dollars in thousands)

Earnings:
Income before income taxes	$368,169		$375,626		$345,162		$282,601		$95,525
Add: Fixed charges	197,385		253,606		281,758		289,518		287,791
Add: Amortization of capitalized interest	264		65		60		—		—
Add: Minority interest in consolidated subsidiaries	1,097		909		1,718		3,156		774
Subtract: Capitalized interest	568		1,051		524		—		—

Total earnings	$566,347		$629,155		$628,174		$575,275		$384,090

Fixed Charges:
Interest expense (includes amortization of debt discount and costs)	$154,086		$215,715		$250,637		$263,650		$260,124
Capitalized interest	568		1,051		524		—		—
Interest factor in rental expense(1)	42,731		36,840		30,597		25,868		27,667

Total fixed charges	$197,385		$253,606		$281,758		$289,518		$287,791

Ratio of earnings to fixed charges	2.9	x	2.5	x	2.2	x	2.0	x	1.3 x

(1)	Utilized an assumed interest factor of 33% in rental expense.